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Exhibit 12

        Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,
(dollars in thousands)	2011	2012**	2013	2014	2015
Fixed Charges Computation
Interest expensed and capitalized(1)	$106,557	$38,809	$37,100	$44,768	$58,681
Amortized premiums, discounts, and capitalized expenses related to indebtedness	20,069	14,184	5,841	2,175	6,179
Reasonable approximation of interest within rental expense	3,323	3,106	3,454	3,342	3,437

Total Fixed Charges and Preferred Equity Dividends	$129,949	$56,099	$46,395	$50,285	$68,297

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(138,093)	$(16,454)	$12,209	$20,576	$37,932
Plus
Fixed charges	129,949	56,099	46,395	50,285	68,297
Minus
Interest capitalized	91	137	192	427	585

Total Earnings	$(8,235)	$39,508	$58,412	$70,434	$105,644

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	N/A *	0.70	1.26	1.40	1.55

*
Total earnings for this period were less than zero dollars. The deficiency of earnings to fixed charges for the year ended September 30, 2011 was $138.2 million.

**
The deficiency of earnings to fixed charges for the year ended September 30, 2012 was $16.6 million.

(1)
Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.

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  Exhibit 12